

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 10, 2008

Via U.S. Mail
Bernard L. Han, Executive Vice President
and Chief Financial Officer
Echostar DBS Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

      RE: **Echostar DBS Corporation**
                Form 10-K for the Year Ended December 31, 2007, as amended
                File No. 333-31929

Dear Mr. Han:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director